May 11, 2006

Via EDGAR and Federal Express

Mr. William Choi
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re: Coach, Inc.: Letter from the Commission dated April 27, 2006

Dear Mr. Choi:

Thank you for your April 27 letter to Coach, Inc. setting forth the Commission’s comments to our Form 10-K for the fiscal year ended July 2, 2005 and our Form 10-Q for the quarter ended December 31, 2005 (File 1-16153). This letter presents Coach’s responses to the Commission’s comments. We agree that the items identified in your comments will assist us in our compliance with the applicable disclosure requirements and will enhance the overall disclosure in our filings. To assist you in your review of our responses, we have keyed the paragraph numbers in our responses to the numbered comments in your comment letter.

Form 10-K for the Fiscal Year Ended July 2, 2005
Controls and Procedures, page 33

1.	Please revise to include the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please also revise to disclose whether there were any changes in internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Items 307 and 308(c) of regulation S-K.

During each of the first three quarters in the year ended July 2, 2005, the Company included the above disclosures in its Quarterly Reports on Form 10-Q. The Company acknowledges that in the Form 10-K for the fiscal year ended July 2, 2005, it only addressed the conclusions of the Chief Executive Officer and Chief Financial Officer regarding the effectiveness of internal controls over financial reporting and inadvertently omitted the conclusions on the effectiveness of our disclosure controls and procedures and the disclosures on any changes in internal control over financial reporting that occurred during our fourth fiscal quarter. The Company confirms that the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of July 2, 2005. Additionally, the Company confirms that there were no changes in internal control over financial reporting that occurred during the fourth fiscal quarter ended July 2, 2005 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. All prospective Form 10-K filings will be expanded to include the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures and any changes in internal control over financial reporting.

In our future Form 10-K filings, Item 9A will be presented as follows:

Item 9A.    Controls and Procedures

Disclosure Controls and Procedures

Based on the evaluation of the Company’s disclosure controls and procedures, each of Lew Frankfort, the Chief Executive Officer of the Company, and Michael F. Devine, III, the Chief Financial

Officer of the Company, has concluded that the Company’s disclosure controls and procedures are effective as of (Balance Sheet date).

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control-Integrated Framework. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of (Balance Sheet date) and concluded that it is effective.

The Company’s independent auditors have issued an audit report of the Company’s internal control over financial reporting. This report appears on page XX.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit 31.1

2.	Please revise your certifications to include a reference to internal controls over financial reporting in paragraph 4. Furthermore, please revise the certifications included in your Form 10-Q for the period ended December 31, 2005 as appropriate and include paragraph 4(b). Refer to Item 601 of Regulation S-K and SEC Release 33-8238.

The Company acknowledges the Staff’s comment and confirms that its certifying officers are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our Form 10-Q for the quarter ended April 1, 2006, which was filed with the Commission on May 5, 2006, includes the appropriate references to internal controls over financial reporting in paragraph 4, and such references will be included in all future filings, as follows:

4.	The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

In connection with the above comments and our responses, we would also like to acknowledge our understanding that the Company is responsible for the adequacy and accuracy of all disclosures in our filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that these responses address your comments. If you have any further questions, please do not hesitate to call me directly at (212) 629-2240.

Sincerely,
/s/ Michael F. Devine III
Michael F. Devine III Senior Vice President and Chief Financial Officer (Chief Accounting Officer)

cc:

Ms. Yong Kim, SEC Division of Corporation Finance

Mr. Lew Frankfort, CEO, Coach Inc.